July 9, 2021 VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alexandra Barone
Larry Spirgel

Re:	Arqit Quantum Inc.
Registration Statement on Form F-4, Filed May 28, 2021
File No. 333-256591

Dear Ms. Barone and Mr. Spirgel:

On behalf of our client, Arqit Quantum Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-4 filed on May 28, 2021 (the “Registration Statement”), contained in the Staff’s letter dated June 24, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form F-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

Registration Statement on Form F-4 filed May 28, 2021

Summary of the Proxy Statement/Prospectus, page 30

1.	We note that you anticipate that the company's shareholders will hold a majority of the voting power of the combined company. Please disclose whether Pubco expects to be a “controlled company” under the rules of the Nasdaq. If so, please disclose such status and the consequences. Also disclose whether Pubco intends to avail itself to the corporate governance exemptions afforded to a “controlled company” under the rules of Nasdaq.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not expect to be a “controlled company” under the rules of Nasdaq, and therefore does not intend to avail itself of the corporate governance exemptions afforded to a controlled company. Although Arqit Limited shareholders will in aggregate hold a majority of the voting power of the combined company following the proposed transaction, no single shareholder, entity, or group of shareholders acting together will hold more than 50% of the voting power for the election of directors.

United States Securities and Exchange Commission July 9, 2021

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 39

2.	Please explain why you did not provide historical and equivalent per share data as required by Item 3(g) of Form F-4.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that there is no public market for the securities of either the company being acquired (Arqit Limited) nor the registrant (Arqit Quantum Inc.), and therefore historical market value information with respect to the securities of Arqit Limited and Arqit Quantum Inc. is not available. A statement to this effect is included on page 198 of Amendment No. 1. For completeness in response to the Staff’s comment, we have revised the disclosure on page 198 of Amendment No. 1 to include the market value of the securities of Centricus Acquisition Corp. as of May 11, 2021, the date preceding public announcement of the proposed transaction. The Company further advises the Staff that it has not included disclosure on comparative per share data in response to Item 3(f) of Form F-4, as it has elected not to incorporate any disclosure requirements that were removed in connection with the amendments to Form F-4 that became effective in February 2021.

Risk Factors

Risks Related to Centricus and the Proposed Transactions, page 54

3.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 26, 60, 77 and 100 of Amendment No. 1 to clarify that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

Risks Related to Pubco Following the Consummation of the Proposed Transactions, page 68

4.	We note your disclosure on page 198 that Pubco has chosen to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise your risk factor to highlight this election and explain that this will allow you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and disclose that your financial statements may not be comparable to companies that comply with all public company accounting standards which could impact the valuation of your securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 197 of Amendment No. 1 to clarify that it does not intend to take advantage of the extended transition period for complying with new or revised accounting standards that is afforded to emerging growth companies.

United States Securities and Exchange Commission July 9, 2021

5.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include an additional risk factor on page 70 of Amendment No. 1 to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering.

Proposal No. 1 - The Business Combination Proposal

Certain Unaudited Prospective Financial Information of the Company, page 104

6.	We note your risk factor cautioning investors about the difficulty in projecting future results largely because of the company's early stage of development. Please clarify the specific material assumptions for the significant increases in your revenues after 2023. For example, did you consider actual contracts with customers when developing your revenue projections.

Response: In response to the Staff’s comment, the Company advises that it based its revenue projections on two key assumptions: estimated annual recurring revenue per customer based upon existing contracts, and a significant increase in the Company’s number of customers beginning in 2023 as the result of the Company’s products reaching the stage of full commercialization by that point, and significantly increased demand for its products given the expected ongoing development of quantum computers.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Amendment No. 1 to reflect the foregoing.

Material U.S. Federal Income Tax Considerations, page 107

7.	The Business Combination Agreement indicates that the parties intend for the merger to be tax free to U.S. holders who receive shares in the business combination under Section 368(a) of the Internal Revenue Code. To support such a conclusion, please include an opinion of counsel that supports this conclusion. See Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Company is filing an opinion of counsel as Exhibit 8.1 of the Registration Statement that the Merger “will” be treated as a tax-free reorganization described in Section 368(a)(1)(F) of the Code for United States federal income tax purposes of the Code. The tax disclosure on pages 16 and 111 of Amendment No. 1 has been updated to reflect such opinion.

Total Addressable Market, page 144

8.	Please disclose any material assumptions and limitations associated with your estimate of your global addressable market as addressed in Gartner’s report.

Response: In response to the Staff’s comment, the Company advises that in determining that the entire information security market represents its total addressable market, it has assumed the likelihood that existing cyber encryption technology will be vulnerable to attack by quantum computers in the near to mid-term, which will affect all cyber security globally, and that the Company’s product is the only known way to effectively distribute a cyber encryption methodology that is secure against quantum computer attack.

The Company’s estimates of its total addressable market as addressed in Gartner’s report are limited by several factors, including that those estimates do not include the government market and do not reflect anticipated growth in the Internet of Things. Gartner did not have well referenced data for those markets available, and therefore the Company chose not to include them in its estimates of total addressable market.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of Amendment No. 1 to reflect the foregoing.

United States Securities and Exchange Commission July 9, 2021

Information Related to Arqit

Intellectual Property, page 152

9.	Please disclose a date range for the expected durations of your existing patents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155 of Amendment No. 1 to reflect that it would currently expect each patent right to provide protection for up to 20 years from the relevant filing dates, which as of the date of Amendment No. 1 range from June 4, 2018 to May 18, 2021.

Description of Proposed Transactions, page 162

10.	Please disclose the share exchange ratios in the mergers of Centricus and PubCo, followed by PubCo and Arqit. Please similarly clarify your disclosures of the mergers elsewhere in your filing, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 24, 84 and 167 to clarify that the exchange ratio in the merger of Centricus and Pubco is 1 to 1, and that the consideration for PubCo’s acquisition of Arqit is 46.06 PubCo shares for each share of Arqit.

Basis of Pro Forma Presentation, page 164

11.	Please clarify the business purpose of the $90 million cash distribution to be paid to the former shareholders of Arqit Limited and explain how it will be funded. Please provide similar disclosure on page 82 and elsewhere, as applicable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that no cash distribution is expected to be paid to the former shareholders of Arqit Limited. Section 2.2(b) of the Business Combination Agreement provides, “The Company Shareholder Merger Consideration in respect of each Company Shareholder shall comprise (i) if such Company Shareholder has so elected in accordance with the terms of this Agreement, an amount in cash equal to that Company Shareholder’s Closing Cash Payment Amount, if any; and that Company Shareholder’s Closing Number of Shares”. The “Closing Cash Payment Amount” means, in relation to each Company Shareholder who elects for a partial cash payment in accordance with the terms of this Agreement, an amount in cash equal to up to their Pro Rata Portion of the lower of (i) the amount (which may be zero) by which the Parent Closing Cash exceeds $500,000,000, and (ii) $90,000,000. “Parent Closing Cash” means “the amount of cash held by [Centricus Acquisition Corp.] and [the Company] as at the Share Acquisition Closing, whether in or outside of the Trust Account, after taking into account payments to be made by [Centricus Acquisition Corp.] for the Redemption.” As of the date of filing of Amendment No. 1, Centricus Acquisition Corp. held $345,000,000 in the Trust Account, and an additional $71,000,000 has been raised through the PIPE Financing, bringing the total amount of cash to $416,000,000. Therefore, even in the scenario where there are no Centricus Acquisition Corp. shareholder redemptions, it is unlikely that any “Closing Cash Payment Amount” will be due. As a result, no Closing Cash Payment Amount has been factored into the preparation of the unaudited pro forma combined financial information. The Company has revised page 84 of Amendment No. 1 to make clear that no Closing Cash Payment Amount is expected to be paid, and has revised page 169 of Amendment No. 1 to further clarify that no Closing Cash Payment Amount has been factored into the preparation of the unaudited pro forma combined financial information.

United States Securities and Exchange Commission July 9, 2021

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Balance Sheet, page 166

12.	Please revise the pro forma balance sheet to present first a Centricus Acquisition Corp. pro forma balance sheet assuming no redemptions and a Centricus Acquisition Corp. pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. The Centricus Acquisition Corp. pro forma balance sheet adjustments should give effect to:

•	reclassification of cash held in the trust account to cash;

•	the payment of deferred underwriters’ fees and other costs; and

•	the cash payment to redeeming Centricus Acquisition Corp. public stockholders under the maximum redemption scenario.

Response: In response to the Staff’s comment, the Company has revised pages 41, 42 and 166 through 180 of Amendment No. 1. As a result of the applied revisions, the Company has added a new column to reflect the pro forma adjustments relating specifically to the Centricus pro forma balance sheet, before presenting the pro forma combined balance sheets. This is consistently applied in the pro forma combined statements of operations. In order to accommodate the additional columns, the Company now presents the pro forma balance sheet assuming no redemptions and the pro forma balance sheet assuming maximum redemptions as two separate tables. As the pro forma combined statements of operations were the same in both scenarios with the exception of the per share data, these were not split into separate tables for each scenario, however both scenarios remain presented as required.

13.	Please present an Arqit Ltd. pro forma balance sheet before presenting the pro forma combined balance sheets. Present in a separate column following the Arqit Ltd. Historical balance sheet, pro forma adjustments to give effect to:

•	conversion of Arqit’s Company Loan Notes outstanding into ordinary shares; and

•	an accrual for the estimated direct and incremental transaction costs incurred by Arqit Ltd. related to the Business Combination.

See Rule 11-02(b)4 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised pages 41, 42 and 166 through 180 of Amendment No. 1. As a result of the applied revisions, the Company has added a new column to reflect the pro forma adjustments relating specifically to the Arqit pro forma balance sheet, before presenting the pro forma combined balance sheets. This is consistently applied in the pro forma combined statements of operations. In order to accommodate the additional columns, the Company now presents the pro forma balance sheet assuming no redemptions and the pro forma balance sheet assuming maximum redemptions as two separate tables. As the pro forma combined statements of operations were the same in both scenarios with the exception of the per share data, these were not split into separate tables for each scenario, however both scenarios remain presented as required.

United States Securities and Exchange Commission July 9, 2021

Arqit's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 178

14.	Please revise to discuss the impact of the COVID-19 pandemic on the company’s business during the periods presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 189 of Amendment No. 1 to reflect that the Company’s business has not been impacted by the COVID-19 pandemic during the periods presented.

Arqit Limited Financial Statements

General, page F-37

15.	Please provide updated interim financial information for Arqit Limited here and throughout the filing. Please refer to the guidance in Item 8.A.5 of the Instructions to Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to include updated interim financial information for Arqit Limited.

Statement of Comprehensive Income, page F-37

16.	Please advise as to how you have complied with IAS 1, paragraphs 97 and 99 to 105 in presenting your Statement of Comprehensive Income and related disclosures of expenses by nature and function.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Statement of Comprehensive Income classifies expenditure by function, with additional disclosure of material items of income and expenditure by nature throughout the notes to the Company’s financial statements in accordance with IAS 1, paragraph 104.

In response to the Staff’s comment, the Company has revised note 4 to the Company’s audited financial statements as at and for the year ended September 30, 2020 on page F-55 of Amendment No. 1 to disclose, for all periods presented, total administrative expenses by nature.

United States Securities and Exchange Commission
July 9, 2021

Note 1. General information and significant accounting policies

Capitalisation of development costs, page F-49

17.	Please tell us and disclose in more detail how you met the criteria in paragraph 57 of IAS 38 for the capitalized development costs, in particular how you determine when a product development project has reached a defined milestone. Please further expand your policy to disclose the circumstances that would allow you to begin amortization of development costs.

Response: In response to the Staff’s comment, the Company has revised the disclosure to footnote 1 to the Company’s audited financial statements as at and for the year ended September 30, 2020 on page F-49 of Amendment No. 1 to clarify the Company’s policy on capitalization of development costs.

All of the Company’s current capitalized development costs are in respect of the satellite-based quantum key distribution system (the “QKDSat”), and the Company has capitalized development costs in respect thereof since August 2018, which is the date assessed by the Company’s management as when the IAS 38 eligibility criteria for capitalization had been fulfilled.

The Company assessed each of the criteria set out in IAS 38, paragraph 57 in respect of the QKDSat as follows:

a)       The technical feasibility of completing the intangible asset so that it will be available for use or sale.

The Company assessed the technical feasibility for completing each of the development phases using the European Co-operation for Space Standardisation (“ECSS”) standards. In order for the project to commence the first development phase the Company must be able to demonstrate the technical feasibility. The Company does this by establishing the Technical Readiness Level of each component and holding a System Preliminary Design Review which is also reviewed by peers and project partners.

b)       The intention to complete the intangible asset and use or sell it.

The level of investment in terms of time and resource, the progress achieved to date, and the commercial interest generated all demonstrate the Company’s intention to complete the product development. Long term contracts are in place with key subcontractors for development of QKDSat through to completion.

c)       The ability to use or sell the intangible asset.

The Company has already negotiated contractual distribution rights agreements with significant customers and distributors for products utilizing the QKDSat.

d)       How the intangible asset will generate probable future economic benefits.

The Company has prepared detailed financial models which illustrate the pathway to profitability and positive cash flows in respect of products utilizing the QKDSat. As noted above, the distribution rights agreements in place following the completion of product development provides the Company with good visibility over initial revenue streams for products utilizing the QKDSat.

e)       The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

The Company has a complete industrial architecture to undertake the development of the QKDSat system. The key development personnel are all experienced specialists in the product technology under development. In addition, the Company has contractual cover with its key subcontractors through to completion.

United States Securities and Exchange Commission
July 9, 2021

The Company has to date consistently raised funding to meet its development costs for the QKDSat and additional fundraising activities are ongoing, in addition to the funds expected to be available upon completion of the Business Combination.

f)       The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The Company has adopted a formal methodology for its development programs based on the ECSS standards. The development activities are split into development phases together with the partitioning of activities and associated costs into “work packages”. Any activities associated with a given work package are allocated to the phase to which the work package belongs. Costs recorded within the Company’s accounting system are analyzed and recorded by nominal ledger code to enable subsequent allocation to work packages and project phases. The end of a phase is formally documented in minutes of review meetings which take place with project partners.

In response to the Staff’s comment, the Company advises the Staff that in accordance with IAS 38, paragraph 97, the Company expects to begin amortization of the QKDSat system when it is available for use. In practice, this is expected to be on completion of all key development work and completion of the pilot phases required with each of the Company’s key customers.

In response to the Staff’s comment, the Company has revised the disclosure to footnote 10 to the Company’s audited financial statements as at and for the year ended September 30, 2020 on page F-58 of Amendment No. 1 to clarify why it has not yet begun amortization and when it expects to do so.

Accounting treatment of income from European Space Agency (“ESA”), page F-50

18.	We note you that in your view it is a reasonable judgement that IAS 20 is not applicable in accounting for the agreement with European Space Agency. Please explain how you determined that the agreement was more appropriately in scope of IFRS 15. Furthermore, please revise herein and in footnote 3, as applicable, to clearly disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows pursuant to IFRS 15 paragraphs 110-128. For example, disclose the transaction price allocated to the remaining performance obligations that are unsatisfied as of September 30, 2020, the performance period or term of the agreement and if revenue is recognized over time or at a point in time. Quantify both current and non-current deferred income for each period presented.

Response: In response to the Staff’s comment, the Company advises the Staff that the following key factors were evaluated when concluding that the Company’s agreement (the “ESA Agreement”) with the European Space Agency (“ESA”) ESA Agreement is in substance in scope of IFRS 15 rather than IAS 20:

•	The deliverables by the Company to ESA under the ESA Agreement are substantive and measurable. ESA is acquiring intellectual property (satellite designs) and satellite capacity for use in its own operations (subject to a non-compete clause), as well as for use in the Company’s products. Payments to the Company by ESA are contingent on meeting design milestones and ESA receiving the specified deliverables.

•	The ESA Agreement conditions are commercial and are not limited to those that must be met to secure funding, which is normally the case for grant funding. The intellectual property created through the development work can going forward be used by ESA in its own operations, and the deliverables on which the funding provided by ESA is contingent are not limited to conditions that must be met to secure funding. The amounts provided to the Company was a result of a commercial negotiation for providing design services and satellite capacity.

•	The Company’s obligations under the ESA Agreement are outputs provided by the Company, linked to its normal operations. The deliverables are not limited to conditions that must be met to secure funding, but are outputs received by ESA.

United States Securities and Exchange Commission
July 9, 2021

A connected accounting judgment is whether the amounts receivable constitute IFRS 15 revenue, or other income. The Company bases this determination on whether the provision of satellite design services and intellectual property is an ordinary output and the principal activity of the Company. The business activity of the Company is to provide quantum key distribution and not satellite design services, therefore categorization as other income during the development phase was concluded as appropriate. Following acceptance by ESA of the deliverables under each milestone, the Company has no future performance obligations. The deliverables under each stage are distinct and concluded as separate performance obligations.

Although presented as other operating income, the principles within IFRS 15 provided guidance on achieving the most appropriate recognition of this income.

The Company includes cash received from ESA under the ESA Agreement in accordance with the commencement of project phases, but where the milestone relating to a particular phase has not yet been certified as complete by ESA, in deferred income, as set forth in note 13 to the Company’s audited financial statements as at and for the year ended September 30, 2020 on page F-59 of Amendment No. 1. The Company believes that based upon the expected timing of satisfaction of the in-progress milestone development work at each period end, together with certification by ESA, the classification within current liabilities is correct, and that none of the deferred income is considered to be non-current.

The Company respectfully advises the Staff that it has disclosed the nature, timing and amount of other operating income recognized under the heading “Accounting treatment of income from European Space Agency (ESA)” in note 3 to the Company’s audited financial statements as of and for the year ended September 30, 2020 on page F-50 of Amendment No. 1, and that it does not believe further disaggregation in note 3 is applicable under IFRS 15.

The value of each milestone is set out within the ESA Agreement and represents the transaction price for each distinct milestone and performance obligation, and in response to the Staff’s comment, the Company has revised the disclosure to footnote 1 to the Company’s audited financial statements as at and for the year ended September 30, 2020 on page F-44 of Amendment No. 1 accordingly.

The Company recognizes other income upon receipt of certification by ESA that all development deliverables under each milestone have been fulfilled and accepted, and in response to the Staff’s comment, the Company has revised the disclosure to footnote 13 to the Company’s audited financial statements as at and for the year ended September 30, 2020 on page F-59 of Amendment No. 1.

United States Securities and Exchange Commission
July 9, 2021

Note 10. Intangible fixed assets, page F-58

19.	Regarding your intangible assets as of September 30, 2020 please tell us how you have complied with IAS 1 and 8 - Presentation of Financial Statements and Disclosure of Accounting Policies related to disclosures over those assets as well as disclosures under IAS 38 - Intangible Assets, paragraphs 118-123.

In addition, please explain why you have not begun amortization of your intangibles. Refer to IAS 38 paragraph 97 where “(a)mortisation shall begin when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.”

Response: In response to the Staff’s comment, the Company advises the Staff that with regards to intangible assets, the Company has applied IAS 8 by selecting and applying the accounting policies as disclosed under the heading “Research and development expenditure accounting policy” in footnote 1 to the Company’s audited financial statements as of and for the year ended September 30, 2020 on page F-43 of Amendment No. 1. This accounting policy differs from the one previously applied by the Company under UK GAAP, as described in footnote 2 on page F-54 of Amendment No. 1. The Company has complied with the requirements of IAS 8 by retrospectively applying the requirements of IAS 38 and including a third statement of financial position at January 1, 2019, given the year ended September 30, 2020 was the first time of the Company adopted IFRS. In making these disclosures the Company has also complied with the requirements of IAS 1 to present a true and fair view of the accounting policies applied upon first time adoption of IFRS and presenting the information in a manner that it is relevant and understandable.

In response to the Staff’s comment, the Company advises the Staff that the Company has not yet commenced amortization or, pending completion of development, determined the useful economic life of the asset and the amortization rate to be used, because they remain under development and therefore have a finite useful economic life. The Company will begin amortization when the intangible assets are available for use. The reconciliation of the carrying amount of intangible assets at the beginning and end of the reporting periods is disclosed in note 10 to the Company’s audited financial statements as of and for the year ended September 30, 2020 on page F-58 of Amendment No. 1. No intangible assets have been transferred to the Company and recognized at fair value.

In response to the Staff’s comment, the Company has revised the disclosure to footnote 10 to the Company’s audited financial statements as at and for the year ended September 30, 2020 on page F-58 of Amendment No. 1 to clarify why it has not yet begun amortization and when it expects to do so.

Signatures, page II-4

20.	Please include the signatures of your principal financial officer and a majority of the board of directors. See Instruction 1 to Signatures in Form F-4.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that all of the current directors of the Company executed the initial filing and will execute Amendment No. 1 under power of attorney. The current directors of the Company pending the completion of the Business Combination comprise only Mr. David Williams, Lt. General VeraLinn Jamieson and General Stephen Wilson. Although the Company has not appointed any principal executive or financial officers pending the completion of the Business Combination, Mr. David Williams is “performing similar functions” as described in Instruction 1 to Signatures in Form F-4, and has therefore executed Amendment No. 1 in such capacities.

United States Securities and Exchange Commission
July 9, 2021

General

21.	We note that you are registering the 90,000,000 shares that will be issued to the company's shareholders. We also note that all of the company's shareholders have approved the Business Combination Agreement. Tell us why it is appropriate to register these shares in light of the fact that these investors appear to have already made their investment decision. See Compliance and Disclosure Interpretation 239.13 for further guidance.

Response: In response to the Staff’s comment, the Company has revised the Calculation of Registration Fee table to remove reference to registering the 90,000,000 shares that will be issued to the Company’s shareholders.

Please do not hesitate to contact Elliott Smith at +1 212 819 7644 or Monica Holden at +44 20 7532 1483 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc: David Williams, Arqit Quantum Inc.